Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended	Year Ended
	June 30, 2017 (Unaudited)	December 30, 2016	January 1, 2016	January 2, 2015	December 27, 2013	December 28, 2012
Income (loss) before income tax expense	$6,500	$11,367	$7,341	$8,426	$2,762	$(19,383)
Interest expense	$65	$179	$207	$16	$94	$106
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense(1)	$600	$1,072	$947	$1,001	$1,135	$1,205
Total Earnings	$7,165	$12,618	$8,495	$9,443	$3,991	$(18,072)
Fixed charges:
Interest expense	$65	$179	$207	$16	$94	$106
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense(1)	$600	$1,072	$947	$1,001	$1,135	$1,205
Total fixed charges	$665	$1,251	$1,154	$1,017	$1,229	$1,311
Ratio of Earnings to Fixed Charges(2)(3)	10.77x	10.09x	7.36x	9.29x	3.25x	—

(1) One third of rent expense is the portion deemed representative of the interest factor.

(2) Earnings were insufficient to cover fixed charges by $19.4 million for the year ended December 28, 2012.

(3) The Company did not have any preferred stock outstanding for any of the periods shown above.